March 19, 2015

U.S. Securities and Exchange Commission	By EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn:	Patrick Gilmore

Accounting Branch Chief

Re:	Digi International Inc.

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed December 11, 2014

File No. 001-34033

Ladies and Gentlemen:

Digi International Inc. (the “Company”) is responding to the letter dated March 9, 2015, of Patrick Gilmore of the Division of Corporation Finance to Steven E. Snyder, Senior Vice President, Chief Financial Officer and Treasurer of the Company, with respect to comments on the above-referenced filing. For ease of reference, this letter is formatted to include the staff’s comments, followed by the Company’s response.

The terms “Digi,” “we,” “our,” or “us” mean Digi International Inc. and all of the subsidiaries included in the consolidated financial statements unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2014

General

1.	Your website includes information stating that exports to Cuba, Sudan and Syria require a license, and that Digi products may not be exported to Cuba, Sudan or Syria without proper authorization from the U.S. government. In addition, Environmental Expert’s website provides a list of wireless monitoring networks companies in Syria, and the list includes your company, your logo, a description of your business and a link to your website. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. This Form 10-K does not include information about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter to us dated March 9, 2010, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements.

In this respect, we note from this Form 10-K that Ericsson is an alliance partner. In 2014, Ericsson told us in publicly filed correspondence that it has operations associated with Syria, Sudan and Cuba involving the sale of telecommunications infrastructure related products and services, and that it has an office in Syria. You should describe any products or services you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Digi has no direct past, current, or anticipated contacts with the embargoed countries of Syria, Sudan or Cuba, nor is any employee, agent, or representative authorized to make such contacts. Our distributor contracts require compliance with U.S. export controls, which prohibit activity with these countries. We have an export compliance program designed specifically to identify and prevent any agreements or transactions between Digi and any of these countries and their known affiliates and agents as identified by the U.S. government. Digi personnel receive training designed to ensure that they are familiar with the requirements and prohibitions of our export compliance program and applicable U.S. export controls. In accordance with our export compliance

Securities and Exchange Commission

March 19, 2015

program, sales orders are reviewed using a software program and matched to a denied parties list. All employees are instructed that, in the event of an inquiry from one of the embargoed countries, we will indicate that we are prohibited from entering into any such transaction. We have not provided any products or services to Syria, Sudan or Cuba directly, nor, to our knowledge, indirectly. We have not entered into agreements, commercial arrangements, or other contacts with the governments of those countries, nor, to our knowledge, any entities they control.

With regard to the Environmental Experts website, the query results that list the Company when a user searches for “wireless monitoring networks” and filtering the results to “distributors” in “Syria” are incorrect with respect to the Company. For example, other, broader searches for all companies operating in Syria do not list Digi or any of its subsidiaries or affiliates and the detailed profile of Digi provided on the Environmental Experts website does not contain any annotations that suggest that it has contacts with Syria. Each of those examples is appropriate because we do not operate there. We intend to coordinate efforts with the administrators of the Environmental Experts website and ask them to resolve the error in their query system.

With regard to your reference to Ericsson, they are a multi-national company that conducts business with hundreds, if not thousands, of other companies around the world. We cannot speak to their dealings or operations in Syria, Sudan or Cuba. We are not party to any agreements with Ericsson that pertain to any of these jurisdictions. We have no records that indicate any of their entities in Syria, Sudan or Cuba have purchased our products either directly from us or from any of our distributors.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

We have no direct and no known indirect contacts with Syria, Sudan, Cuba or Iran.

3.	We note information on your website stating that some of your products are controlled under the U.S. Export Administration Regulations. Please tell us whether any contacts with Syria, Sudan or Cuba involve products or technology that are dual use or otherwise are controlled under the EAR.

Response:

We have no direct and no known indirect contacts with Syria, Sudan or Cuba.

Securities and Exchange Commission

March 19, 2015

Item 9A.	Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 68

4.	You state that you did not maintain effective controls over the preparation, review and analysis of income tax balances. However, you do not disclose your conclusion on the effectiveness of your internal control over financial reporting as of September 30, 2014. Please amend and revise your disclosures to include this conclusion, consistent with Item 308(a)(3) of Regulation S-K.

Response:

We believe that the disclosures regarding Digi’s internal control over financial reporting appearing in Part I, Item 1A on page 14 of the Form 10-K and Part II, Item 9A of the Form 10-K for the fiscal year ended September 30, 2014 (the “Report”), including the reference to the adverse auditors’ opinion for the applicable period communicates our conclusion. However, we have filed concurrently with the submission of this letter an Amendment No. 1 to the Report that restates Part II, Item 9A in its entirety with the following additional sentence inserted under the heading “Management’s Report on Internal Control Over Financial Reporting:”

“Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2014, based on criteria in Internal Control – Integrated Framework issued by the COSO.”

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 952-912-3444 if the Commission staff has any questions or concerns regarding the matters discussed in this letter.

Very truly yours,

DIGI INTERNATIONAL INC.

By:	/s/ Steven E. Snyder
Steven E. Snyder
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Digi International Inc. Audit Committee

Ronald E. Konezny, President and Chief Executive Officer

David H. Sampsell, Vice President, General Counsel and Corporate Secretary

Melissa Kindelan, SEC Staff Accountant